

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2012

Via E-mail
Cary Valerio
Chief Executive Officer
Galt Petroleum, Inc.
175 South Main Street, 15th Floor
Salt Lake City, UT 84111

> **Re: Galt Petroleum, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 13, 2012**
> **File No. 333-182600**

Dear Mr. Valerio:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1. Please update your filing as of the most recent date applicable. For example, please update on page 33 your disclosure regarding the outstanding notes payable. In that regard, we note that you have provided such information as of March 31, 2012.

2. We note your response to prior comment 2, and reissue such comment. In that regard, although we note your response that you do not believe that you have material proved reserves at this time, you have not provided other disclosure required by Subpart 1200 of Regulation S-K, such as the disclosure required by Items 1204 and 1206.

3.   We also note your response that of the 24 wells referenced in your prospectus, the average production has totaled approximately one-half a barrel of oil per day. However, this does not appear to be consistent with your disclosure at page 23 that Galt currently has a current oil production average of 12 barrels of oil per day. Please advise.

4.   In response to prior comment 2 you also state that all of the wells acquired by the company have been worked by prior operators and are considered to be near the end of their useful lives or ending their production curve. Please include such information in your prospectus.

5.   We note your response to prior comment 3, and your revised disclosure on your prospectus cover page that the selling shareholders will be offering their shares of common stock at a fixed price of $1.00 per share until a market develops and your shares are quoted on the OTC Bulletin Board or another quotation board (such as OTC QB). Please similarly revise your disclosure elsewhere in your filing where you discuss the price at which the selling shareholders will sell their shares, such as at page 6 under "Summary of the Offering."

Use of Proceeds, page 18

6.   Please revise your filing to distinguish between the funds you intend to use to develop existing wells and the funds you intend to use to develop additional wells.

7.   We note your response to prior comment 8. Please reflect such response in your disclosure in your Use of Proceeds section. For example, please clarify that your expectation that the gross proceeds from the maximum offering will enable you to fund your capital needs for the next fiscal year assumes the continued oral extensions for your past due debt.

Management's Discussion and Analysis of Fiscal Condition and Results of Operation, page 23

Liquidity and Capital Resources, page 26

8.   Please expand your disclosures to describe the terms of your temporary oral extensions for repayment. Refer to Question 146.04 in Compliance and Disclosure Interpretations, Regulation S-K.

Directors, Executive Officers, Promoters and Control Persons, page 29

9.   Please revise your biographies to disclose the positions that your executive officer and directors held at Bray-Conn Resources. Please also disclose the principal business of Bray-Conn.

Financial Statements

10.   Please update your financial statements in accordance with Rule 8-08 of Regulation S-X and file an updated consent from your independent auditor.

Oil and Gas Properties, page F-6

11.   We note your response to prior comment 20 in which you state you are not depreciating the capitalized acquisition costs under the unit of production method as you do not report proved reserves. As these properties have been producing for a number of years and it does not appear you intend to establish proved reserves prior to the full depletion of the properties, we continue to believe you should depreciate the costs of acquiring the leasehold rights and the related costs on a rational and systematic basis over the estimated useful life of the assets. The successful efforts method specifies the use of the unit of production method to amortize capitalized costs, but it also contemplates the establishment of reserves associated with these assets. Please utilize an alternative method to depreciate these costs over their useful life and revise your financial statements accordingly.

Recent Sale of Unregistered Securities, page II-1

12.   We note your response to prior comment 23 and reissue the comment in part. Please provide the information required by Item 701 of Regulation S-K, such as the date of sale and the title and amount of securities sold to each party. Also, identify each such party by name.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   • the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337, or Jenifer Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or Laura Nicholson, Staff Attorney at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: David M. Rees
        Vincent & Rees, L.C.